Exhibit 99.25

CERTIFICATIONS

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Peter Marrone, certify that:

1.             I have reviewed this amended annual report on Form 40-F of Yamana Gold Inc.; and

2.             Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: August 20, 2007

/s/ Peter Marrone
Peter Marrone Chairman and Chief Executive Officer

CERTIFICATIONS

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Charles Main, certify that:

1.             I have reviewed this amended annual report on Form 40-F of Yamana Gold Inc.; and

2.             Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: August 20, 2007

/s/ Charles Main
Charles Main Vice President, Finance and Chief Financial Officer